SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Eldorado Resorts, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28470R102

(CUSIP Number)

Hotel Casino Management, Inc.
Attention: Raymond J. Poncia, Jr.
P.O. Box 429
Verdi, Nevada 89439
775-742-9904

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 28470R102

1	Name of Reporting Person Hotel Casino Management, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,750,285 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,750,285 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,750,285 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.4% (2)

14	Type of Reporting Person (See Instructions) CO

(1)         All of the shares of Eldorado Resorts, Inc.’s (“ERI” or “Issuer”) common stock (“Common Stock”) reported on this Schedule 13D are directly held by Hotel Casino Management, Inc. (“HCMI”). Raymond J. Poncia, Jr. (“Mr. Poncia”) is the trustee and a beneficiary of, and holds investment control over, the Raymond J. Poncia Family Trust (the “Trust”), which holds a direct ownership interest in HCMI.

(2)         Calculated based on a total of 46,411,632 shares of Common Stock outstanding as of September 19, 2014, according to information filed by the Issuer on September 19, 2014.

SCHEDULE 13D

CUSIP No. 28470R102

1	Name of Reporting Person Raymond J. Poncia, Jr. Family Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,750,285 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,750,285 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,750,285 (1) (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.4% (3)

14	Type of Reporting Person (See Instructions) OO

(1)         All of the shares of ERI’s Common Stock reported on this Schedule 13D are directly held by HCMI. Mr. Poncia is the trustee and a beneficiary of, and holds investment control over, the Trust, which holds a direct ownership interest in HCMI.

(2)         Solely as a shareholder of HCMI, which holds a direct ownership interest in ERI. The Trust disclaims beneficial ownership of the shares of ERI's Common Stock owned by HCMI, except to the extent of any pecuniary interest therein.

(3)         Calculated based on a total of 46,411,632 shares of Common Stock outstanding as of September 19, 2014 according to information filed by the Issuer on September 19, 2014.

SCHEDULE 13D

CUSIP No. 28470R102

1	Name of Reporting Person Raymond J. Poncia, Jr.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,750,285 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,750,285 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,750,285 (1) (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.4% (3)

14	Type of Reporting Person (See Instructions) IN

(1)         All of the shares of ERI Common Stock reported on this Schedule 13D are directly held by HCMI. Mr. Poncia is the trustee and a beneficiary of, and holds investment control over, the Trust, which holds a direct ownership interest in HCMI. Mr. Poncia and the Trust are indirect beneficial owners of the reported securities.

(2)         Solely in Mr. Poncia’s capacity as the trustee and a beneficiary of the Raymond J. Poncia, Jr. Family Trust, which holds a direct ownership interest in HCMI. HCMI holds a direct ownership interest in ERI. Mr. Poncia disclaims beneficial ownership of the shares of ERI’s Common Stock owned by HCMI, except to the extent of any pecuniary interest therein.

(3)         Calculated based on a total of 46,411,632 shares of Common Stock outstanding as of September 19, 2014, according to information filed by the Issuer on September 19, 2014.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.00001 per share (the “Common Stock”), of Eldorado Resorts, Inc., a Nevada corporation (“ERI” or the “Issuer”). The principal executive offices of ERI are located at 100 West Liberty Street, Suite 1150, Reno, Nevada 89501.

Item 2.	Identity and Background

(a), (b) and (c)  This statement is being filed by the following persons:

(i) Hotel Casino Management, Inc., a Nevada corporation (“HCMI”), which is a holding company. HCMI’s business address is P.O. Box 429, Verdi, Nevada 89439. The name, business address, present principal occupation or employment and citizenship of each executive officer and director of HCMI and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference;

(ii) Raymond J. Poncia, Jr. Family Trust (the “Trust”), which is a trust organized under the laws of Nevada, of which Raymond J. Poncia, Jr. is the trustee and a beneficiary.  The address of the Trust is P.O. Box 429 Verdi, Nevada 89439;

(iii) Raymond J. Poncia, Jr. (“Mr. Poncia”), a United States citizen, who serves as President and Chairman of the Board of HCMI.  Mr. Poncia’s business address is P.O. Box 429, Verdi, Nevada 89439.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(d) and (e) During the last five years, none of HCMI, the Trust, Mr. Poncia, nor the directors and officers of HCMI has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Each Reporting Person acquired beneficial ownership of 5,750,285 shares of Common Stock in connection with the transactions contemplated by the Merger Agreement (as defined below).

In connection with the Agreement and Plan of Merger dated as of September 9, 2013, as amended November 8, 2013, February 13, 2014 and May 13, 2014, by and among MTR Gaming Group, Inc. (“MTR”), ERI, Ridgeline Acquisition Corp. (“Merger Sub A”), Eclair Acquisition Company (“Merger Sub B”), Eldorado Holdco LLC (“Eldorado”), and Thomas Reeg, Robert Jones and Gary Carano, as the Member Representative (the “Merger Agreement”), which is attached as Exhibit 99.1, (i) Merger Sub A merged with and into MTR, with MTR surviving the merger, (ii) Merger Sub B merged with and into Eldorado, with Eldorado surviving the merger and (iii) each of MTR and Eldorado became wholly owned direct subsidiaries of ERI (the transactions collectively, the “Merger”).

HCMI received 5,750,285 shares of ERI’s Common Stock in exchange for HCMI’s membership interest in Eldorado as consideration for the merger of Merger Sub B with and into Eldorado on September 19, 2014. Mr. Poncia is the trustee and a beneficiary of, and holds investment control over, the Trust, which holds a direct ownership interest in HCMI.

Item 4.	Purpose of Transaction

HCMI acquired the Common Stock reported on this Statement pursuant to the Mergers.  Mr. Poncia is the trustee and a beneficiary of, and holds investment control over, the Trust, which holds a direct ownership interest in HCMI.

The Reporting Persons do not have any present plans or proposals which relate to or would result in:  (i) any acquisition by any person of additional securities of ERI, or any disposition of securities of ERI; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ERI or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of ERI or any of its subsidiaries; (iv) any change in the present board of directors or management of ERI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of ERI; (vi) any other material change in ERI’s business or corporate structure; (vii) any change in ERI’s charter or bylaws or other actions which may impede the acquisition of control of ERI by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of the securities of ERI; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of the securities of ERI; or (x) any action similar to any of those enumerated above.

The Reporting Persons continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer’s Common Stock will be acquired by the Reporting Persons or whether the Reporting Persons will dispose of shares of the Issuer’s Common Stock. At any time, additional shares of Common Stock may be acquired or some or all of the shares of the Issuer’s Common Stock beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise, or distributed in kind to holders of beneficial interests in the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

(a) and (b)  As of the date hereof, HCMI owns beneficially 5,750,285 shares of Common Stock, representing approximately 12.4% of the outstanding Common Stock of the Issuer (based on a total of 46,411,632 shares of Common Stock outstanding, according to information filed by ERI on September 19, 2014).

As of the date hereof, the Trust, which holds a direct ownership interest in HCMI, had shared voting and dispositive power with respect to all 5,750,285 shares of Common Stock owned beneficially by HCMI, representing approximately 12.4% of the outstanding Common Stock of the Issuer.

As of the date hereof, Mr. Poncia, in his capacity as the trustee and a beneficiary of the Trust, had shared voting and dispositive power with respect to all 5,750,285 shares of Common Stock owned beneficially by HCMI, representing approximately 12.4% of the outstanding Common Stock of the Issuer.

(c) As described in Item 3 of the Statement, HCMI acquired beneficial ownership of the Common Stock pursuant to the Merger Agreement on September 19, 2014.  No Reporting Person has effected any other transaction in the Common Stock during the past 60 days.

(d) In addition to the Trust, the other shareholders of HCMI have the right to receive dividends from, or the proceeds from, the sale of the 5,750,285 shares of Common Stock owned directly by HCMI.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description
Exhibit 99.1

Agreement and Plan of Merger, dated as of September 9, 2013, by and among MTR Gaming Group, Inc., Eclair Holdings Company, Ridgeline Acquisition Corp., Eclair Acquisition Company, LLC, Eldorado HoldCo LLC and Thomas Reeg, Robert Jones and Gary Carano, as Member Representative, as amended on November 8, 2013, February 13, 2014 and May 13, 2014, incorporated by reference to Exhibits 2.1, 2.2, 2.3 and 2.4 of Issuer’s Registration Statement on Form S-4 filed on June 11, 2014.

Exhibit 99.2	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2014

Hotel Casino Management, Inc.

	By:	/s/ Raymond J. Poncia, Jr.
Name: Raymond J. Poncia, Jr.
Title: President

Raymond J. Poncia, Jr. Family Trust

	By:	/s/ Raymond J. Poncia, Jr.
Name: Raymond J. Poncia, Jr.
Title: Trustee

/s/ Raymond J. Poncia, Jr.
Raymond J. Poncia, Jr.

SCHEDULE I

Directors and Executive Officers of Hotel Casino Management, Inc.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Hotel Casino Management, Inc. (“HCMI”). Each such person is a U.S. citizen, and the business address of each such person is P.O. Box 429, Verdi, Nevada 89439.

Board of Directors

Name	Present Principal Occupation

Raymond J. Poncia, Jr. Chairman of the Board	President, HCMI

Cathleen Thormahlen Director	Vice President, Assistant Treasurer and Bookkeeper, HCMI

Linda Poncia Director

Vice President and Assistant Secretary, HCMI

Coordinator, Pediatrix Medical Group Newborn Hearing Screening Program. The address of Pediatrix Medical Group is 235 W. 6th St., #2401, Reno, Nevada, 89501.

Michelle Staunton Director	Assistant Vice President, HCMI Homemaker

Tammy Jackson Director	Vice President, HCMI Homemaker

Executive Officers who are not Directors

Name	Present Principal Occupation

Timothy Henderson	Secretary and Treasurer, HCMI